VIRALYTICS LTD
ONCOLYTIC VIRUSES

6 November 2008

NOV 1 7 200

PROCESSED
NOV 2 5 2008
THOMSON REUTERS

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

[redacted]

08005963

SUPPL

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

dlw 11/21

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX and Media Release

Business Development Manager appointed to pursue International Partnering

---

28 October 2008, Sydney: Viralytics Limited (VLA) announced today that the company has appointed a business development manager, Mr Gavin Clark.

Gavin Clark is based in the UK and is a Certified Licensing Professional accredited by the Licensing Executives Society (LES) and has a prolific record in international partnering, including licensing, collaborations and merger and acquisitions..

Most recently, Gavin co-founded Dublin based Procela Partners and since 2002 has provided strategic business development support for biotech companies including Acumen Pharmaceuticals, Pintex, Pliva dd, PowderMed, Physiomics plc, NeuroCure Limited, MaxThera Inc and Affimed Therapeutics. Gavin was previously Director of Global Licensing - Infectious Diseases at GlaxoWellcome (1994 to 1999) and VP Business Development at Tibotec until acquisition of the latter by Johnson & Johnson.

Viralytics has made significant operational advances over the past 6 months, including:

- strengthening of the board with the appointment of two USA-based independent directors,
- encouraging preliminary clinical trial data,
- core patents granted in 2 major markets (USA and Europe),
- positive initial discussions with the FDA relating to our IND program, and
- a well respected USA GMP manufacturer appointed to produce CAVATAK™.

"These advances have put us in a good position to start exploring international partnerships," said Viralytics Chairman Bryan Dulhunty.

Bryan Dulhunty
Executive Chairman

bryan.dulhunty@viralytics.com

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

ASX Release
Date: 31 October 2008
Subject: Appendix 4c Quarterly Cash Flow – September Quarter 2008

The September quarter was a solid operational period for the Company. The September quarter saw the culmination of a number of key projects on the Company's agenda over the past 12 months.

1) **Development of a USA presence**: While the Company is firmly based in Australia in terms of its research and Phase I clinical trial program, the Company must have a presence in the world's largest market if it is to maximise the return to shareholders. To address this aim the Company in this quarter achieved the following:

- USA GMP CAVATAK™ production: The technology transfer necessary to undertake production of CAVATAK™ commenced during the quarter. This project is currently running ahead of schedule.
- USA FDA discussion: The initial discussion was very productive and has laid a clear regulatory path for the Company to follow. The Company will continue to work towards a future IND application, allowing a clinical trial to be undertaken in the USA. This will be an important asset to any future pharmaceutical partner.
- USA-based directors: The appointment of 2 experienced biotechnology executives to the Board as independent directors (Paul Hopper and Peter Molloy).

2) **Clinical Data:** The Company released encouraging preliminary clinical trial data from its Intratumoural Melanoma trial showing reduction in some injected tumours and possible positive immune responses in a number of late stage patients.

3) **Research**: The Company's researchers from the University of Newcastle presented a poster covering pre-clinical ***in vitro*** activity of CAVATAK™ in human brain cancer. This continues the Company's policy of international publication and presentation of its research findings.

4) **Intellectual Property**: The Company was granted a European patent covering its core Virotherapy technology.

5) **Corporate Development**: To ensure more effective management of the projects the Company is now developing, the following steps were undertaken:

- The Company announced the appointment of an experienced UK-based Business Development representative (Gavin Clarke) to start exploring international partnerships and commercialisations.
- A board restructure will be implemented following the AGM on the 18th November that will enhance corporate governance and allow management to focus more closely on operational aspects of the Company's growth strategy.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

These developments have increased the operational cash outflow to $985k for the September quarter (previous years average quarterly spend was $750k).

Directors will address the Company's future funding program at the Company's Annual General Meeting to be held on the 18th November. It is noted that directors have requested shareholders to give directors the authority to issue 60m new shares (approx 20% of the capital of the Company) in addition to refreshing the directors authority to issue 15% without shareholder approval.

The Company will also explain in detail at the Annual General Meeting its clinical trial program progress and future development plans.

The areas of future funding and clinical trial progress have been the most pressing concerns to shareholders and these will also be discussed in detail on the 18th November at the Annual General Meeting.

I look forward to the opportunity to meeting many of the Company's shareholders.

Bryan Dulhunty
Chairman

bryan.dulhunty@viralytics.com

About Viralytics Ltd.
Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Viralytics Limited

ABN	Quarter ended ("current quarter")
12 010 657 351	30 September 2008

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(231)	(231)
		(b) consultants	(15)	(15)
		(c) research and development	(529)	(529)
		(d) leased assets	-	-
		(e) other working capital	(222)	(222)
		(f) intellectual property/patent costs	(28)	(28)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		42	42
1.5	Interest and other costs of finance paid		(2)	(2)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material) R&D Tax Refund		-	-
	Net operating cash flows		**(985)**	**(985)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(985)**	**(985)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	(9)	(9)
1.10	Proceeds from disposal of:		
	(a)businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e)other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(9)	(9)
1.14	**Total operating and investing cash flows**	**(994)**	**(994)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material) Shares to be allotted	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	**(994)**	**(994)**
1.21	Cash at beginning of quarter/year to date	2,847	2,847
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	**1,853**	**1,853**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	131
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,853	1,853
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,853	1,853

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Original Signed..Date : 31 October 2008

(Director)

Print name: Bryan Dulhunty...

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX and Media Release

Viralytics broadens IP portfolio

6 November 2008, Sydney: Viralytics Limited (ASX: VLA) has received a Notice of Allowance from the United States Patent Office for its patent application covering the use of Echoviruses (including EVATAK™) for the treatment of all cancers bearing expression of the integrin $\alpha_2\beta_1$. EVATAK ™ is the trade name for Viralytics' proprietary formulation of the Echovirus Type 1.

Examples of cancers expressing high surface levels of the integrin $\alpha_2\beta_1$ are ovarian and prostate cancer, two of the most commonly occurring cancers. The USA patent when granted will provide Viralytics protection over the exclusive use in the US of integrin $\alpha_2\beta_1$–binding Echoviruses including EVATAK™ until 2023.

A Notice of Allowance is formal advice (publicly available) that the US Patent Office has completed its final examination of the patent application and now intends to issue a patent subject to the completion of administrative matters.

Professor Darren Shafren (Chief Scientist Officer and inventor of the technology) said, "Numerous cancers have elevated surface levels of integrin $\alpha_2\beta_1$. The presence of integrin $\alpha_2\beta_1$ allows our family of echoviruses to lock onto the surface of cancer cells, leading to rapid infection and cellular destruction. The patent, when granted, also covers the right to use EVATAK™ in conjunction with other oncolytic viruses such as the Company's lead product CAVATAK™."

The Company's intellectual property portfolio has grown significantly in value this year with the issuing of this Notice of Allowance for EVATAK™ as well as the granting of both US and European patents for a subset of Coxsackie A group viruses including CAVATAK™.

Bryan Dulhunty
Executive Chairman

More information:
bryan.dulhunty@viralytics.com

END

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). EVATAK™ is the trade name for Viralytics' proprietary formulation of the Echovirus Type 1 (EV1). CVA21 and EV1 are viruses that occur naturally in the community. CVA21 and EV1 attach to the outside of cells, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses the receptors, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF) to bind and infect target cells. Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others. EV1 uses the receptor, integrin $\alpha2\beta1$ to bind and infect target cells. Integrin $\alpha2\beta1$ has been demonstrated to be highly expressed on multiple cancer types, including: prostate cancer, ovarian cancer and others.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351